ALEXANDER CAPITAL LP

17 State Street, 5th Floor
New York, New York 10004

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Stacie Gorman, Staff Attorney

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-1
(File No. 333-264372) (the “Registration Statement”)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2023, in which we, as representative of the several underwriters of La Rosa Holdings Corp.’s proposed public offering, joined La Rosa Holdings Corp.’s request for acceleration of the effective date of the above-referenced Registration Statement for Friday, September 29, 2023 at 5:00 p.m. eastern time. La Rosa Holdings Corp. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ALEXANDER CAPITAL LP

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director – Head of Investment Banking